GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

October 16, 2012

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	General Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 8-K Filed July 26, 2012, April 25, 2012 and February 16, 2012
File No. 1-35113

Dear Mr. Thompson:

Set forth below are GNC Holdings, Inc.’s (“GNC”) responses to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated October 3, 2012 addressed to Joseph M. Fortunato.  For your convenience, we have repeated each of your numbered comments in italics followed by our responses.  References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 8. Long-Term Debt/Interest Expense, page 91

1.                                    We reviewed your response to comment 5 in our letter dated September 17, 2012.  Please note that the disclosures required by Rule 4-08(e)(3) and the schedule required by Rule 5-04 (ASC 205-10-S99-6(c)) of Regulation S-X are intended to provide investors with an understanding of the parent’s liquidity and its ability to pay interest and principal on debt or dividends.  As such, when restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the required disclosures.  Please do so or request a waiver from the Division of Corporation Finance Office of the Chief Accountant.  Refer to the process on requesting a waiver from the Office of the Chief Accountant at

http://www.sec.gov/divisions/corpfin/cflegalregpolicy.htm.

Response:  In future filings, the Company will provide the required schedule in accordance with ASC 205-10-S99-6(c).

October 16, 2012

Item 15. Exhibits, Financial Statement Schedules, page 112

2.                                    Please file a copy of the auditor’s consent to the use of the audit report or tell us why the consent is not required.  Please refer to Item 601(b)(23) of Regulation S-K.

Response: We will file the consent on Form 10-K/A as soon as practicable.

*          *          *          *          *          *          *

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (412) 288-2029.

Sincerely,

/s/ Michael M. Nuzzo
Michael M. Nuzzo
Executive Vice President and Chief Financial Officer

cc:	Joseph Fortunato, GNC Holdings, Inc.
Gerald J. Stubenhofer, GNC Holdings, Inc.
Pippa Bond, Proskauer Rose LLP